Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-182886 and 333-235379) on Form S-8 of Natural Grocers by Vitamin Cottage, Inc. of our reports dated December 9, 2021, with respect to the consolidated balance sheets of Natural Grocers by Vitamin Cottage, Inc. and subsidiaries as of September 30, 2021 and 2020, the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in three-year period ended September 30, 2021, and the related notes and the effectiveness of internal control over financial reporting as of September 30, 2021, which reports appear in the September 30, 2021 annual report on Form 10-K of Natural Grocers by Vitamin Cottage, Inc.

/s/ KPMG LLP

Denver, Colorado

December 9, 2021